JOHN HANCOCK FUNDS III

AMENDMENT TO SUBADVISORY AGREEMENT

John Hancock Asset Management a division of Manulife Asset Management (North America) Limited

AMENDMENT made this 1st day of July, 2015 to the Subadvisory Agreement, dated the 1st day of January, 2014 (the “Amendment”), between John Hancock Advisers, LLC, a Delaware limited liability company (the “Adviser”), and John Hancock Asset Management a division of Manulife Asset Management (North America) Limited (formerly MFC Global Investment Management (U.S.A.) Limited), a Canadian corporation (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	CHANGES IN APPENDIX A

Appendix A is amended and restated to aggregate additional portfolios for purposes of calculating breakpoints in the subadvisory fee for John Hancock Core High Yield Fund as set forth in Appendix A.

2.	EFFECTIVE DATE

The Amendment shall become effective on the later of:

(i) the date of its execution, and

(ii) approval by the Board of Trustees of the Trust of the Amendment.

(THE REMAINDER OF THIS SPACE HAS BEEN INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK ADVISERS, LLC

By:	/s/ Leo Zerilli
	Name:	Leo Zerilli
	Title:	Senior Vice President and
Chief Investment Officer

JOHN HANCOCK ASSET MANAGEMENT A
DIVISION OF MANULIFE ASSET MANAGEMENT
(NORTH AMERICA) LIMITED

By:	/s/ Jan Fildermen
	Name:	Jan Fildermen
Vice President, Institutional Products
Title:

2

APPENDIX A

The Subadviser shall serve as investment subadviser for the John Hancock Core High Yield Fund (the “Portfolio”). The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to the Portfolio, the fee at an annual rate as follows (the “Subadviser Fee”):

Portfolio	First $[ ] million of Aggregate Net Assets*	Next $[ ] million of Aggregate Net Assets*	Next $[ ] million of Aggregate Net Assets*	Next $[ ] billion of Aggregate Net Assets*	Over $[ ] billion of Aggregate Net Assets*
John Hancock Core High Yield Fund	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

*The term Aggregate Net Assets includes the net assets of the Portfolio. It also includes with respect to the Portfolio the net assets of one or more other portfolios as indicated below but only for the period during which the Subadviser for the Portfolio also serves as the subadviser for the other portfolio(s). For purposes of determining Aggregate Net Assets and calculating the Subadviser Fee, the net assets of the Portfolio and each other portfolio of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day of that fund.

Trust Portfolio(s)	Other Portfolio(s)
John Hancock Core High Yield Fund	High Yield Fund, a sub-fund of John Hancock Worldwide Investors, PLC.

The Subadviser Fee for a Portfolio shall be based on the applicable annual fee rate for the Portfolio, which for each day shall be equal to the quotient of (i) the sum of the amounts determined by applying the annual percentage rates in the table to the applicable portions of Aggregate Net Assets divided by (ii) Aggregate Net Assets (the “Applicable Annual Fee Rate”). The Subadviser Fee for the Portfolio shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly to the Subadviser. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the Applicable Annual Fee Rate, and multiplying this product by the net assets of the Portfolio.

Fees shall be paid either by wire transfer or check, as directed by Subadviser.

If, with respect to the Portfolio, this Agreement becomes effective or terminates, or if the manner of determining the Subadviser Fee changes, before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date of such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.

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